SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

B.O.S. Better Online Solutions Ltd.
(Name of Issuer)

Ordinary Shares, nominal value NIS 80.0 per share
(Title of Class of Securities)

M20115131
(CUSIP Number)

D.D. Goldstein Properties and Investments Ltd.
4 HaShalom Road
Tel Aviv, Israel

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
(with a copy to) Alon Harnoy, Esq Shiboleth LLP
1 Penn Plaza, Suite 2527
New York, New York 10119

November 17, 2014
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M20115131	SC 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) D.D. Goldstein Properties and Investments Ltd. 512062027
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 127,200
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 127,200
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 127,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5% (based on 1,338,488 Ordinary Shares reported as outstanding in the Issuer’s Proxy Statement on Schedule 14A filed with the SEC on June 9, 2014)
14	TYPE OF REPORTING PERSON* CO

CUSIP No. M20115131	SC 13D	Page 3 of 5

Item 1.	Security and the Issuer

This Schedule 13D relates to the Ordinary Shares of B.O.S. Better Online Solutions Ltd. (the “Issuer”). Unless the context otherwise requires, references herein to the “Ordinary Shares” are to such Ordinary Shares of the Issuer. The principal executive offices of the Issuer are located at 20 Freiman Street, Rishon LeZion 75101, Israel.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by D.D. Goldstein Properties and Investments Ltd., an Israeli company (the “Reporting Person”).

           (b) The principal business address of the Reporting Person is 4 HaShalom Road, Tel Aviv, Israel.

           (c) The principal business of the Reporting Person is to invest in real estate and other companies, including buying and selling shares of both private and publicly traded companies.

           (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or other Consideration

The Reporting Person expended an aggregate of approximately $409,584 to purchase 127,200 Ordinary Shares from Y.A. Global Master SPV, Ltd. in private transactions. The source of funds used to make the purchases reported herein is the working capital of the Reporting Person, and no part of the purchase amount consists of borrowed funds.

Item 4.	Purpose of Transaction

The Reporting Person originally acquired the Ordinary Shares subject to this Schedule 13D for investment purposes and filed a Schedule 13G with the Securities and Exchange Commission on October 5, 2014.

On November 17, 2014, the Reporting Person sent a letter to the chairman of the Board of Directors of the Issuer (the “Chairman of the Board”)  requesting:  (1) the termination of a management agreement between the Issuer and an entity related to the Chairman of the Board (the “Management Agreement”), (2) the return of payments made under the Management Agreement, and (3) the removal of certain directors of the Issuer. A copy of this letter has been translated from Hebrew and is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On November 19, 2014, the Reporting Person sent a letter to the Issuer, proposing that the Issuer add certain proposals relating to changes in the Board of Directors of the Issuer to the agenda of the next meeting of the shareholders. Specifically, the Reporting Person proposed the removal of Mr. Eduard Cukierman and Mr. Ronen Zeblik as directors of the Issuer, and the appointment of Mr. Eliezer Zandberg, Dr. Vered Ziv, and Hagit Ross, Esq. to the Board of Directors of the Issuer. A copy of this letter has been translated from Hebrew and is attached hereto as Exhibit 99.2 and incorporated herein by reference.

CUSIP No. M20115131	SC 13D	Page 4 of 5

Except as set forth herein, including in any Exhibits hereto, the Reporting Person has no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and may engage in communications with other stockholders of the Issuer, knowledgeable industry or market observers, members of the Board of Directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Reporting Person or other persons of Ordinary Shares, changing operating or market strategies of the Issuer, the adoption or elimination by the Issuer of certain types of anti-takeover measures, changes to the Issuer's governing documents, revisions to the Issuer's capitalization or dividend policy, extraordinary corporate transactions involving the Issuer or subsidiaries of the Issuer, and/or further changes in the Board of Directors or management of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a), (b) As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 127,200 Ordinary Shares representing 9.5% of the outstanding Ordinary Shares of the Issuer. The Reporting Person’s ownership percentage of the Ordinary Shares outstanding is based on 1,338,488 Ordinary Shares outstanding, as reported in Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 9, 2014. The Reporting Person has sole voting and dispositive power over the Ordinary Shares reported herein.

           (c) Information concerning transactions in the Ordinary Shares effected by the Reporting Person during the past sixty (60) days is set forth in Appendix A hereto and is incorporated herein by reference.

           (d) Except as set forth herein, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Letter (as translated from Hebrew), dated as of November 17, 2014, to the Chairman of the Board of the Issuer.

Exhibit 99.2	Letter (as translated from Hebrew), dated as of November 19, 2014, to the Issuer.

CUSIP No. M20115131	SC 13D	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 2014

D.D. GOLDSTEIN PROPERTIES AND INVESTMENTS LTD.

By:	/s/ Dov Goldstein
Name: Dov Goldstein Title: Chief Executive Officer

APPENDIX A

TRANSACTIONS IN THE ISSUER'S ORDINARY SHARES BY THE

REPORTING PERSON IN THE PAST SIXTY (60) DAYS

The following tables set forth all transactions in the Ordinary Shares of the Issuer effected in the past sixty (60) days by the Reporting Person. Unless otherwise noted, all such transactions were effected in private transactions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
10/01/2014	47,200	3.50